

10033226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response....12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
| --- |
| 8- 20747 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **10/01/09** (MM/DD/YY) AND ENDING **09/30/10** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Cape Securities, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2005 Pennsylvania Avenue**
(No. and Street)

| **McDonough** | **GA** | **30253** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Jim R. Webb** **(678) 583-1120**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **2120 Powers Ferry Road, Suite 350** | **Atlanta** | **Georgia** | **30339** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 30 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

a.d. 8/3/12

## OATH OR AFFIRMATION

I, Jim R. Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cape Securities, Inc., as

of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C. EO

Title

Notary Public


J. Kevin Jokela
My Commission Expires
Notary
Public
November 12, 2011
Henry County, Georgia

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

# CAPE SECURITIES, INC.
**Financial Statements**
**For the Year Ended**
**September 30, 2010**
**With**
**Independent Auditor's Report**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**INDEPENDENT AUDITOR'S REPORT**

To the Stockholder
Cape Securities, Inc.

We have audited the accompanying balance sheet of Cape Securities, Inc. as of September 30, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 23, 2010
Atlanta, Georgia



RUBIO CPA, PC

**CAPE SECURITIES, INC.**
**BALANCE SHEET**
**SEPTEMBER 30, 2010**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 204,041 |
| Clearing deposit | 55,061 |
| Due from clearing broker-dealers | 15,098 |
| Commissions receivable | 66,378 |
| Office furniture and equipment | 3,874 |
| Prepaid expenses | 6,231 |
| Due from brokers | 27,953 |
| Due from related parties | 7,230 |
| Refundable income taxes | 2,000 |
| Total assets | $ 387,866 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 37,506 |
| Accrued commissions | 180,153 |
| Accrued payroll | 14,835 |
| Other accrued liabilities | 15,000 |
| Due to clearing broker-dealers | 65,807 |
| Total liabilities | 313,301 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, par value $1; 500,000 shares authorized; 230,000 shares issued and outstanding | 230,000 |
| Additional paid-in capital | 237,359 |
| Retained earnings (deficit) | (392,794) |
| Total stockholder's equity | 74,565 |
| Total liabilities and stockholder's equity | $ 387,866 |

The accompanying notes are an integral part of these financial statements.

**CAPE SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
**For the Year Ended September 30, 2010**

| | |
|---|---|
| REVENUES | |
| Commissions | $4,093,188 |
| Other | 36,000 |
| | 4,129,188 |
| GENERAL AND ADMINISTRATIVE EXPENSES | |
| Commissions, compensation and benefits | 3,466,169 |
| Clearance fees | 206,211 |
| Occupancy | 88,753 |
| Other operating expenses | 389,290 |
| | 4,150,423 |
| NET LOSS BEFORE INCOME TAXES | (21,235) |
| INCOME TAX BENEFITS | 2,000 |
| NET LOSS | $ (19,235) |

The accompanying notes are an integral part of these financial statements.

**CAPE SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended September 30, 2010**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (19,235) |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Depreciation and amortization | 657 |
| Increase in clearing deposit | (40,061) |
| Decrease in commissions receivable | 36,606 |
| Decrease in due from clearing brokers | 2,771 |
| Decrease in prepaid expenses | 5,516 |
| Increase in receivable from related party | (45,897) |
| Increase in due from brokers | (27,953) |
| Increase in refundable taxes | (2,000) |
| Increase in accounts payable, accrued expenses and other liabilities | 177,517 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 87,921 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of office furniture and equipment | (1,439) |
| NET CASH USED BY INVESTING ACTIVITIES | (1,439) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contributions | 60,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 60,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 146,482 |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 57,559 |
| End of year | $ 204,041 |
| SUPPLEMENTAL DISCLOSURES | |
| Income taxes refunded | $ 5,582 |

The accompanying notes are an integral part of these financial statements.

**CAPE SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Year Ended September 30, 2010**

| | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance, September 30, 2009 | $230,000 | $177,359 | $ (373,559) | $ 33,800 |
| Net loss | | | (19,235) | (19,235) |
| Capital contributions from owner: | | | | |
| Cash | | 60,000 | | 60,000 |
| Balance, September 30, 2010 | $230,000 | $237,359 | $ (392,794) | $ 74,565 |

The accompanying notes are an integral part of these financial statements.

**CAPE SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**September 30, 2010**

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company is wholly owned by a new owner effective February 2008. The Company's primary business is brokerage of investment securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less, that are not held for sale in the ordinary course of business, to be cash and cash equivalents in the balance sheet and the statement of cash flows.

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to unrealized gains and losses of securities owned.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable: Commissions receivable are non-interest bearing uncollateralized obligations receivable from brokerage transactions.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Due from Clearing Broker-Dealer: The receivable from the Company's clearing broker-dealer consists of commissions receivable from brokerage transactions.

Date of Management's Review: Subsequent events were evaluated through November 23, 2010, which is the date the financial statements were available to be issued.

## NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $22,514, which was $1,628 in excess of its required net capital of $20,886 and the ratio of aggregate indebtedness to net capital was 13.9 to 1.0.

## NOTE C – RELATED PARTIES

Through August 2010, a related company provided the Company with certain office premises, furnishings, office equipment and other office expense support in exchange for rent and fees determined pursuant to ratios primarily based on personnel time allocations. Also, at September 30, 2010 the Company's errors and omissions insurance policy is owned by the related company to which the Company accrues one-twelfth of the annual premium each month. The amount of payments to the related company for the year ended September 30, 2010 was approximately $69,000 and the receivables and payables to related parties as of September 30, 2010 arose primarily from the arrangements.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

**CAPE SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**September 30, 2010**

## NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE E – LEASES

The Company leases office premises in McDonough, Georgia from a related company under a month to month lease. Total payments under the lease arrangement for the year ended September 30, 2010 were approximately $69,000.

In addition the Company leases office premises in North Carolina for $800 monthly under an operating lease that expires in February 2011.

Rent expense for the year ended September 30, 2010 was approximately $86,000.

## NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

| | |
|---|---|
| Current income tax benefits | $ 2,000 |
| Deferred income taxes | - |
| Income tax benefits | $ 2,000 |

**CAPE SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**September 30, 2010**

## NOTE F – INCOME TAXES (CONTINUED)

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at September 30, 2010 is primarily related to non deductible liabilities that may be deductible in future years.

Significant components of deferred tax assets are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Non-deductible liabilities | $ 4,500 |
| Deferred tax valuation allowance | (4,500) |
| Net deferred tax asset | $ - |

The Company recorded a valuation allowance for the deferred tax asset at September 30, 2010, equal to the deferred tax asset because it is considered more likely than not that the non-deductible liabilities will not become deductible before the carryforward period expires.

## NOTE G – CONTINGENCIES

The Company is engaged in arbitrations with former brokers and employees incurred in the normal course of business. At September 30, 2010, the Company has accrued $15,000 for the expected cost to settle the matters in progress.

## NOTE H – NET LOSS

The Company has incurred losses since March 1, 2008 and has excess net capital at September 30, 2010 of only $1,628. The Company has been dependent upon capital contributions from its stockholder for working capital and net capital since inception and may need additional capital contributions if the Company is to continue in business as a broker dealer. The Company's stockholder has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through October 1, 2010.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

# SUPPLEMENTAL INFORMATION

SCHEDULE I
CAPE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2010

NET CAPITAL:

| | |
|---|---|
| Total stockholder's equity | $ 74,565 |
| Less non-allowable assets: | |
| Office furniture and equipment | 3,874 |
| Prepaid expenses and deposits | 6,231 |
| Accounts receivable-non-allowable | 4,373 |
| Accounts receivable from brokers | 27,953 |
| Accounts receivable from related parties | 7,230 |
| Income tax refunds receivable | 2,000 |
| | 51,661 |
| Net capital before haircut | 22,904 |
| Less: Haircuts | 390 |
| Net capital | $ 22,514 |
| Required minimum net capital | $ (5,000) |
| Aggregate indebtedness | $ 313,301 |
| Required net capital based on aggregate indebtedness | $ 20,886 |
| Excess net capital deficit | $ 1,628 |
| Ratio of aggregate indebtedness to net capital | 13.9 to 1.0 |

## RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2010

| | |
|---|---|
| Net capital, as reported in Part IIA of Form X-17 a-5 | $ 82,017 |
| Audit adjustments: | |
| To adjust non-allowable commissions receivable | 8,903 |
| To record additional accounts payable | (11,192) |
| To record additional commissions payable | (114,158) |
| To record accrued payroll | (13,713) |
| To adjust prepaid insurance and insurance expense | 70,657 |
| Net capital, as reported above | $ 22,514 |

CAPE SECURITIES, INC.

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

## SCHEDULE IV
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2010

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Cape Securities, Inc.

In planning and performing our audit of the financial statements of Cape Securities, Inc., for the year ended September 30, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Cape Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 23, 2010
Atlanta, Georgia



RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**CAPE SECURITIES, INC.**
**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Stockholder of Cape Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Cape Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cape Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cape Securities, Inc.'s management is responsible for the Cape Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 23, 2010
Atlanta, GA

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020747 FINRA SEP
CAPE SECURITIES INC
2005 PENNSYLVANIA AVE
MCDONOUGH GA 30253-9120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,057.81

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,423.65 )
5-5-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,634.16

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,634.16

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cape Securities, Inc.
(Name of Corporation, Partnership or other organization)

Kathi Mansfield
(Authorized Signature)

CCO
(Title)

Dated the 24 day of September, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,129,189.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions 4,129,189.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2 299,854

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 266,211.

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________________________________________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions 2506065

2d. SIPC Net Operating Revenues $ 1623123

2e. General Assessment @ .0025 $ 4057.81

(to page 1 but not less than $150 minimum)



**Cape Securities, Inc.**

2005 Pennsylvania Ave.
McDonough, GA 30253
678-583-1120
678-583-1258 fax
Information@capesecurities.com


SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2010
WASH, D.C.
211
SECTION

November 29, 2010

To whom it may concern,

You received on November 29, 2010 a package containing year end audited financial statements for Cape Securities, Inc. By mistake a draft copy was sent. Included in this package are all the correct copies and documents. Please accept our apologies for this error.

**Cape Securities, Inc.**
Member FINRA/SIPC/MSRB
2005 Pennsylvania Avenue
McDonough, GA 30253
Office: 678-583-1120
Fax: 678-583-1258